No Act

16004102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1/15/2016

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 22 2016
Washington, DC 20549

February 22, 2016

Act: 1934
Section:
Rule: 14a-8(CDS)
Public
Availability: 2-22-16

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 15, 2016

Dear Mr. Dunn:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to JPMorgan Chase by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

February 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 15, 2016

The proposal requests that the board adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 5, 2016

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of JPMorgan Chase & Co. (the "Company"), by letter from the Company's counsel dated January 15, 2016, that it may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders.

I. Introduction

Proponent's shareholder proposal requests:

that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

> This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

The Company's January 15, 2016 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") wrongly claims that, pursuant to Rule 14a-8(i)(3), it may omit the Proposal because it is "so vague and indefinite as to be materially false and misleading." The Company also incorrectly claims that it may exclude the Proposal because "the Proposal and the supporting statements are unclear in their intended application to equity awards or plan amendments."

II. The Proposal's use of the term "senior executives" is not vague and indefinite and therefore may not be excluded pursuant to Rule 14a-8(i)(3).

The Company argues that the Proposal is inherently vague and indefinite and therefore excludable pursuant to Rule 14a-8(i)(3) because the Proposal does not define the term "senior executives." However, the Staff previously rejected an identical Rule 14a-8(i)(3) claim with respect to the Proponent's proposal in *Lazard* (January 20, 2016) which had unsuccessfully argued that the Proponent's failure to define the term "senior executive" rendered the proposal in question inherently vague and indefinite. See also *Citigroup Inc.* (March 10, 2015) and *Morgan Stanley* (March 10, 2015).

Although *Staff Legal Bulletin 14A* (July 12, 2002) does not define "senior executives" for the purpose of Rule 14a-8 shareholder resolutions, the term "senior executives" extends beyond the five named executive officers whose compensation is required to be disclosed in company proxy statements. The SEC defines a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, the determination of who is a senior executive is a fact based inquiry.

Rule 3b-7 states:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Rule 16a-1(f) states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

Attempting to distinguish the Proposal from the Proponent's previous shareholder proposal in *Morgan Stanley* (March 10, 2015), the Company argues that the instant Proposal is "seeking to impose specific economic consequences on a group of individuals." This argument, however, ignores the fact that the Proposal states that:

> This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

For this reason, the Company's argument that the Staff should set aside its previous decisions regarding the definition of "senior executives" is without merit.

III. Stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

The Company also inaccurately claims that the third paragraph of the Proposal is vague and misleading because it states that the requested policy "shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting." The Company argues that the use of the disjunctive "or" in this sentence means that the requested policy could apply to equity awards submitted to shareholder approval after the 2016 annual meeting or to plan amendments that are submitted to shareholders after the 2016 annual meeting.

However, when read in the context of the entire Proposal, the meaning of paragraph three is clear that the Proposal is intended to be forward looking to future awards and plan amendments. The natural reading of paragraph three is that the Proposal's requested policy shall only apply to equity awards made after the date of the 2016 annual meeting, and that any Plan amendments made after the date of the 2016 annual meeting should also comply with the policy requested by the Proposal.

In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff explained its approach to requests to exclude vague or indefinite shareholder proposals under Rule 14a-8(i)(3):

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

Under this standard, any ambiguity in the meaning of paragraph three of the Proposal does not render the Proposal so inherently vague that shareholders or the Company will not be able to determine with reasonable certainty exactly what actions or measures the Proposal requires. Because the Proposal is only a recommendation to the Board of Directors, shareholders will reasonably assume that the Board of Directors will use its judgement to determine when to apply the requested policy. For this reason, the Company's request to exclude the Proposal for vagueness should be rejected.

IV. Conclusion

For the above reasons, the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(3) on the grounds that the Proposal is misleading or vague. Since the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2016 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to the Company's Corporate Secretary and counsel.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

cc: Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.
Martin Dunn, Morrison & Foerster LLP

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO,
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WASHINGTON, D.C.

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SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 15, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the AFL-CIO Reserve Fund

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the AFL-CIO Reserve Fund (the "***Proponent***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Heather Slavkin Corzo, on behalf of the Proponent, via email at hslavkin@aflcio.org.

I. THE PROPOSAL

The Proposal and Supporting Statement read as follows:

"**RESOLVED**: Shareholders of JPMorgan Chase & Co. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Long-Term Incentive Plan provides for the accelerated vesting of restricted stock to executives who are members of the company's operating committee if they depart the firm to run for elected office or are appointed to a government position.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Omitted in Reliance On Rule 14a-8(i)(3), As It Is So Vague and Indefinite As To Be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is Impermissibly Vague and Indefinite Because Neither the Proposal nor the Supporting Statement Define a Term that is Essential to Understanding the Proposal

The Company believes that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is so impermissibly vague and indefinite as to be inherently misleading in violation of Rule 14a-9. In particular, the Proposal does not define the term "senior executives" – which is essential to the implementation of the Proposal – and is open to conflicting interpretations as to the actions that the Company would be required to take to implement the Proposal.

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. See *The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal that requested, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Co.* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (Feb. 16, 2006) (proposal requesting that the board of directors seek shareholder approval for certain compensation programs failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *General Electric Co.* (Feb. 5, 2003) (proposal urging the board of directors to seek shareholder approval of certain compensation failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Co.* (Jan. 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff also has regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See *Wendy's International Inc.* (Feb. 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corp.* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); and *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations).

The Proposal may be excluded in reliance on Rule 14a-8(i)(3) because a term in the Proposal that is necessary to understanding the implementation of the Proposal – "senior executives" – is vague, indefinite and undefined and the application of the term is subject to broadly differing interpretations. As a result, the Proposal fails to provide sufficient guidance concerning its implementation.

The Proposal applies to equity-based awards for "senior executives," but it fails to provide a definition of this key term. It is critical to the implementation of the Proposal that this term is defined because thousands of the Company's employees can be expected to receive equity compensation awards in a given year and all of the Company's employees who receive equity-based awards have the same governmental service vesting provisions that the Proposal seeks to prohibit. In this regard, while it appears that the Proposal is not intended to apply to all of these Company employees, it is not clear to what group of individuals at the Company the Proposal is intended to apply. The term "senior executives" could refer solely to the "named executive officers" of the Company (as such term is defined under Item 402 of Regulation S-K) or, perhaps, the term "senior executives" is intended to cover those employees who are members of the Company's Operating Committee, those who are subject to Section 16 of the Exchange Act, those who have the title of Managing Director or those who are merely designated as officer. The proposal does not provide any guidance as to whether it is intended to cover one or more of these groups, or another group altogether. Therefore, neither a stockholder voting on the Proposal nor the Company in implementing the Proposal (if adopted) can know with any reasonable certainty the meaning or impact of implementation of the Proposal.

While the Staff, in the past, has not agreed with the exclusion of other shareholder proposals for failure to define "senior executives" (*see, e.g.*, *Morgan Stanley* (Mar. 10, 2015)), the Proposal's direct financial impact on those to whom it applies demonstrates the increased significance of specificity in defining this term in the present matter. The Proposal at issue is distinguishable from the proposal in *Morgan Stanley*, as the resolved clause in *Morgan Stanley* solely requested that the board prepare a report regarding the vesting of equity based awards for senior executives due to voluntary resignation to enter government service; no other action was suggested by the proponent. The Proposal at issue, however, requests that the Company and its shareholders consider a Proposal seeking to impose specific economic consequences on a group of individuals. Accordingly, it is critical for shareholders and the Company to understand the group of individuals upon whom the Proposal would impose those specific economic consequences.

2. The Proposal is Impermissibly Vague and Indefinite Because the Proposal and the Supporting Statement are Unclear in Their Intended Application to Equity Awards or Plan Amendments

The Staff has consistently concurred that a proposal may be excluded in reliance on Rule 14a-8(i)(3) where neither shareholders, in voting on the proposal, nor the company, in implementing the proposal, would be able to determine with any reasonable certainty the action sought. For example, in *Comcast Corp.* (Mar. 6, 2014) the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply."

The Proposal may be excluded in reliance on Rule 14a-8(i)(3) because it is fundamentally unclear as to its intended operation and the policy sought, such that neither shareholders nor the Company would be able to determine with reasonable certainty what actions are sought by the Proposal. In this regard, the Proposal states that "this policy … shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting." This sentence – and therefore the application of the Proposal, were it to be adopted – is unclear as to a fundamental aspect of the Proposal and shows the uncertainty at the core of the Proposal in the following respects:

- The use of the disjunctive "equity awards or plan amendments" rather than the conjunctive "and" in that phrase suggests that the policy is intended to apply to one but not the other; however, nothing in the Proposal or the Supporting Statement provides any guidance as to which it should apply to (or whether it should apply to both despite the language used).

- o If the policy were to be applied to equity awards, the language of the Proposal is unclear as to the essential point of which equity awards would be subject to the policy; in this regard, there are fundamentally different understandings of this key point:

    - There are two fundamentally different readings of the language of the Proposal and there is no explanation as to the intended understanding. Specifically, the Proposal could be read as applying to either (1) "equity awards … that shareholders approve after the date of the 2016 annual meeting"; or (2) "equity awards … after the date of the 2016 annual meeting." If the former formulation were applied, it is unlikely that any awards will ever be subject to the requested policy, as there is no legal or regulatory requirement to submit individual equity awards for shareholder approval, and as a matter of practice (among public companies generally and the Company specifically) it would be quite unusual to do so. As such, if the former formulation is the policy sought by the Proposal, its implementation would likely have materially different consequences from what may be expected by shareholders, as implementation would likely have no consequences whatsoever.

    - Alternatively, if the latter formulation represents the intent of the Proposal and, as such, the policy is intended to apply to either: (1) all equity awards granted after the date of the 2016 annual meeting (notwithstanding the absence of specific language to that effect in the Proposal); or (2) all equity awards after the date of the 2016 annual meeting, regardless of when granted. This latter formulation would result in potential breaches of the terms of equity awards granted prior to the date of the 2016 annual meeting, which would directly conflict with the requirement of the Proposal that "this policy shall be implemented so as not to violate existing contractual obligations." As such, if the latter formulation is the policy sought by the Proposal, (1) it would have a meaning that is counter to the language of Proposal itself, and (2) it is internally inconsistent and its implementation would likely have materially different consequences from what may be expected by shareholders.

- If the policy were to be applied to "plan amendments," it is fundamentally unclear as to how the policy would apply to newly adopted equity plans. By its own terms, the Proposal addresses only plan amendments, and therefore the policy would not apply to equity awards made under newly adopted plans (although, oddly, it arguably would apply to shareholder-approved amendments to those later-adopted plans). As discussed above, the terms of the Proposal appear to indicate that the policy it seeks would apply to plan amendments approved by shareholders, but not a new equity plan approved by shareholders during the same time period. This result likely would be contrary to the expectations of shareholders voting on the Proposal.

In light of these ambiguities, the Proposal is inherently vague and misleading, and it is not possible for either the Company or its shareholders to determine with any reasonable certainty the actions sought by the Proposal. As noted above, this is particularly problematic given that the Proposal seeks to impose specific economic consequences but does not define with any reasonable certainty in what manner (*i.e.*, to what awards or plans) those consequences should be applied.

As discussed above, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would understand with any reasonable certainty the persons, equity awards, or plan amendments that would be subject to the policy sought by the Proposal. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Heather Slavkin Corzo, Director, Office of Investment, AFL-CIO Reserve Fund
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

From: Shelly Walden
To: Corporate Secretary
Subject: Shareholder Proposal/AFL-CIO - JPM
Date: Tuesday, November 17, 2015 4:50:11 PM
Attachments: JPM Cover - Proposal - Proof of Ownership.pdf

Good Afternoon, please find a copy of our shareholder proposal attached. I have mailed the originals via UPS. Thank you.

Shelly Walden - AFL-CIO, Office of Investment – 815 16th Street, NW, Washington DC 20006
Phone: 202-637-3900

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2015

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Company
270 Park Avenue, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of JPMorgan Chase & Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 2123 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders of JPMorgan Chase & Co. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Long-Term Incentive Plan provides for the accelerated vesting of restricted stock to executives who are members of the company's operating committee if they depart the firm to run for elected office or are appointed to a government position.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 17, 2015

Anthony J. Horan
Secretary
JPMorgan Chase & Company
270 Park Avenue, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 2123 shares of common stock (the "Shares") of JPMorgan Chase & Company beneficially owned by the AFL-CIO Reserve Fund as of November 17, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 17, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment